Oracle Corporation	2300 Oracle Way Austin, Texas 78741	phone (737) 867-1000

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anastasia Kaluzienski and Robert Littlepage

September 22, 2025

RE:	Oracle Corporation

Form 10-K for the Fiscal Year Ended May 31, 2025

File No. 001-35992

Dear Ms. Kaluzienski and Mr. Littlepage:

This letter responds to the letter from the Staff of the Division of Corporation Finance, Office of Technology (the “Staff”) of the Securities and Exchange Commission to Safra Catz, Executive Vice Chair and former Chief Executive Officer of Oracle Corporation (the “Company”), dated September 9, 2025, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2025 (the “Correspondence”).

In the Correspondence, you requested that the Company respond to the comments contained therein within ten business days or advise the Staff when the Company will respond. The Company respectfully requests additional time to respond to the Staff’s comments. We anticipate that the Company’s response will be submitted to your office no later than October 7, 2025.

Please contact me at (650) 506-7000 if you have any further questions.

Very truly yours,

/s/ Brian Higgins

Brian Higgins
Senior Vice President and Corporate Secretary

cc:	Safra Catz, Executive Vice Chair, Oracle Corporation

Douglas Kehring, Executive Vice President, Principal Financial Officer, Oracle Corporation

Stuart Levey, Executive Vice President, Chief Legal Officer, Oracle Corporation

Maria Smith, Executive Vice President, Chief Accounting Officer, Oracle Corporation

Kimberly Woolley, Vice President, Asst. General Counsel and Asst. Secretary, Oracle Corporation

Sarah K. Solum, Freshfields US LLP

Jacqueline A. Marino, Freshfields US LLP